SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2005

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      ✓             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                       No       ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated December 29, 2004 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

By letter dated December 29, 2004, the Company reported a synopsis of the resolutions adopted in the noteholders meeting of December 28, 2004.

First issue of the agenda: “Appointment of two noteholders of to draw up and subscribe the minutes of the meeting”. It was unanimously approved the appointment of the legal representatives of Banca Nazionale del Lavoro S.A. and Banco Itaú S.A. to draw up and subscribe the minutes of the meeting.

Second issue of the agenda: “The Amendment to certain terms and conditions of the issue of Type III and unqualified simple notes, which are non-convertible into shares and secured by mortgage, amounting to US$ 37,380,000.- issued on 21st November 2002, due in 2009, included within the Program agreed upon in the Shareholders’ Ordinary Meeting held on 11th of February 1999, setting a maximum outstanding amount of N/V US$ 250,000,000.- The Passing of the Second Amendment to the Fourth Supplemental Indenture.- The delegation of the required powers to the Board of Directors for the subscription of the pertinent documents”. It was unanimously approved:

a)	The Amendment to certain terms and conditions of the issue of Type III and unqualified simple notes, which are non-convertible into shares and secured by mortgage, amounting to US$ 37,380,000.- issued on 21st November 2002, due in 2009, included within the Program agreed upon in the Shareholders’ Ordinary Meeting held on 11th of February 1999, setting a maximum outstanding amount of N/V US$ 250,000,000

b)	The Passing of the Second Amendment to the Fourth Supplemental Indenture, in accordance with the terms of the draft previously circulated among the noteholders.

Furthermore, it was unanimously approved the delegation of the required powers to the Board of Directors for the subscription of the pertinent documents in order to carry out the decisions adopted in the bondholders meeting.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: January 04, 2005